Exhibit 99.1

May 13, 2025

Dear Alpha Tau Medical Ltd. Shareholders:

We cordially invite you to attend the annual general meeting of shareholders (the “Meeting”) of Alpha Tau Medical Ltd. (the “Company”), to be held on June 17, 2025, at 3:00 p.m., Israel time, at our headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel.

The Company’s notice of the Meeting, as published on May 13, 2025, and the proxy statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on May 12, 2025, are entitled to notice of and to vote at the Meeting or any postponement or adjournment thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting or any postponement or adjournment thereof. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, or vote over the Internet in accordance with the instructions on your proxy card or voting instruction form, as applicable.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Uzi Sofer
Chairman of the Board of Directors and Chief Executive Officer

Alpha Tau Medical Ltd.

Kiryat HaMada St. 5 Jerusalem 9777605, Israel

Notice of Annual General Meeting of Shareholders

To be Held on June 17, 2025

Dear Alpha Tau Medical Ltd. Shareholders:

We cordially invite you to attend the annual general meeting of shareholders (the “Meeting”) of Alpha Tau Medical Ltd. (the “Company”), to be held on June 17, 2025, at 3:00 p.m. (Israel time), at our headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel. The telephone number at that address is +972 (3) 577-4115.

The following matters are on the agenda for the Meeting:

(1)	To re-elect each of Alan Adler and S. Morry Blumenfeld, and to elect Nadav Kidron, as Class I directors, to hold office until the close of the Company’s Annual General Meeting of Shareholders in 2028, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association or the Israeli Companies Law 5759-1999 (the “Companies Law”);

(2)	To approve the issuance of warrants to purchase 2,390,000 ordinary shares of the Company, no par value (the “Shares”) each with an exercise price of $3.90 per share, and warrants to purchase 847,000 Shares each with an exercise price of $3.474 per share, pursuant to the strategic services agreement by and between the Company and Oramed Ltd. dated April 24, 2025;

(3)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors; and

(4)	To approve and ratify the amendment to the Company’s Non-Employee Director Compensation Package.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 12, 2025, in person or if you otherwise hold Company shares through a broker, trustee or other nominee at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your Shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on May 12, 2025, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and you may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so).

Our board of directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of our Shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, any shareholder who holds at least one percent (1%) of the Company’s outstanding voting rights is entitled to request that the Board include a proposal to be voted on by the Company’s shareholders, provided that such proposal is appropriate for consideration by shareholders at the Meeting. Notwithstanding the aforementioned, under the Israeli Companies Regulations (Relief for Companies with Securities Listed for Trading on a Foreign Stock Exchange), only shareholders holding at least five percent (5%) of the Company’s outstanding voting rights are entitled to request that the Board include at the Meeting a proposal related to election or removal of a director from the Board. Such request made by an eligible shareholder must be received by us no later than May 20, 2025. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investors” portion of our website https://www.alphatau.com or at our headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel, upon prior notice and during regular working hours (telephone number: +972 (3) 577-4115) until the date of the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each Proposal.

Whether or not you plan to attend the Meeting, it is important that your Shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. (EDT) on June 16, 2025, to be validly included in the tally of Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors

/s/ Uzi Sofer
Chairperson of the Board of Directors and Chief Executive Officer

Dated: May 13, 2025

Alpha Tau Medical Ltd.

Kiryat HaMada St. 5 Jerusalem 9777605, Israel

Proxy Statement

Annual General Meeting of Shareholders

To Be Held on June 17, 2025

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Alpha Tau Medical Ltd. (the “Company” or “Alpha Tau”) to be voted at the 2025 annual general meeting of shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on June 17, 2025, at 3:00 p.m. (Israel time), at our headquarters at 5 Kiryat Hamada St., Jerusalem, 9777605, Israel.

This proxy statement, the attached notice of annual general meeting of shareholders and the enclosed proxy card or voting instruction form, as applicable, are being made available to holders of our ordinary shares (“Shares”) on May 12, 2025 (the “Record Date”).

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 12, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	To re-elect each of Alan Adler and S. Morry Blumenfeld, and to elect Nadav Kidron, as Class I directors, to hold office until the close of the Company’s Annual General Meeting of Shareholders in 2028 (the “2028 Meeting”), and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association (the “Articles”) or the Israeli Companies Law 5759-1999 (the “Companies Law”); and

(2)	To approve the issuance of a warrant to purchase 2,390,000 Shares with an exercise price of $3.90 per share and a warrant to purchase 847,000 Shares with an exercise price of $3.474 per share pursuant to the Strategic IR/PR Services Agreement (the “Strategic Services Agreement”) by and between the Company and Oramed Ltd. (“Oramed”) dated April 24, 2025; and

(3)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors; and

(4)	To approve and ratify the amendment to the Company’s Non-Employee Director Compensation Package (the “NED Compensation Package”).

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Board Recommendations

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On May 12, 2025, we had a total of 84,699,726 Shares issued and outstanding. Each Share outstanding as of the close of business on May 12, 2025, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the shareholder meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for the proposals set forth in this proxy statement.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals set forth in this proxy statement.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only Shares that are duly voted on such matter will be counted toward determining whether shareholders approved the matter. Shares present at the Meeting that are not duly voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each Share is entitled to one vote on each Proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any Share, the right to vote at the Meeting for the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet - If you are a shareholder of record as of the Record Date, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By Mail - If you are a shareholder of record as of the Record Date, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Even if you plan to attend the Meeting, the Company recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Registered Holders

If you are a shareholder of record as of the Record Date whose Shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel, or Continental Stock Transfer & Trust Company receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on June 16, 2025.

If you provide specific instructions (by clearly marking a box) with regard to the proposals set forth in this proxy statement, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving clear and specific instructions, your Shares will be voted in favor of each proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of our Articles.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 12, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 13, 2025. Certain officers, directors, employees and agents of the Company may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Continental Stock Transfer & Trust Company or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investors” portion of our website, https://www.alphatau.com. The contents of that website are not incorporated by reference into this proxy statement.

Assistance in Voting your Shares

If you have questions about how to vote your Shares, you may contact Investor Relations at IR@AlphaTau.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of Shares beneficially owned by all persons known by us to beneficially own more than 5% of our Shares, as of the dates specified below, based on public filings or information provided to us by such shareholders. The percentage of shares beneficially owned is based on 84,699,726 Shares outstanding as of May 9, 2025, and is adjusted to give effect to the issuance of 3,237,000 warrants to purchase our ordinary shares immediately following the approval of our shareholders at the Meeting.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding shares
All 5% or Greater Shareholders Directors and Named Executive Officers
Oramed Ltd.(1)	17,405,021	19.8%
Uzi Sofer(2)	13,618,525	15.7%
Raphi Levy(3)	1,431,047	1.7%
Yona Keisari(4)	656,987	*
Robert Den(5)	1,243,636	1.4%
Amnon Gat(6)	1,157,542	1.4%
Ronen Segal(7)	834,220	1%
Peter Melnyk(8)	717,107	*
Michael Avruch(9)	1,798,356	2.1%
Ruth Alon(10)	131,245	*
S. Morry Blumenfeld(11)	327,848	*
Maya Netser(12)	5,242	*
Alan Adler(13)	226,444	*
David Milch(14)	304,988	*
Nadav Kidron(15)	2,365	*
All executive officers and directors as a group (14 persons)	22,455,552	24.4%

*	Less than one percent (1%) of our outstanding ordinary shares.

(1)

Consists of (i) 14,168,021 ordinary shares held by Oramed and (ii) 3,237,000 shares issuable upon exercise of warrants to be issued to Oramed and which are exercisable immediately upon approval by our shareholders at the Meeting.  Oramed is a wholly owned subsidiary of Oramed Pharmaceuticals Inc. (“Oramed Parent”) and Oramed Parent has full voting and dispositive power over the shares held by Oramed.  Oramed Parent is a publicly traded company on both the Nasdaq Capital Market and the Tel Aviv Stock Exchange.  Oramed Parent is governed by a board of directors consisting of seven individuals, none of whom individually has any voting or dispositive power over our shares held by Oramed or other shares held by Oramed or Oramed Parent.  The address of Oramed Parent is 1185 Avenue of the Americas, Third Floor, New York, New York 10036.

(2)	Consists of (i) 11,515,314 ordinary shares and (ii) 2,103,211 ordinary shares subject to RSUs or options exercisable within 60 days of May 9, 2025.

(3)	Consists of 1,431,047 ordinary shares subject to RSUs or options, which are exercisable within 60 days of May 9, 2025.

(4)	Consists of (i) 503,489 ordinary shares and (ii) 153,498 ordinary shares subject to RSUs or options exercisable within 60 days of May 9, 2025.

(5)	Consists of 1,243,636 ordinary shares subject to RSUs or options exercisable within 60 days of May 9, 2025.

(6)	Consists of (i) 68,475 ordinary shares and (ii) 1,089,067 ordinary shares subject to RSUs or options, which are exercisable within 60 days of May 9, 2025.

(7)	Consists of 834,220 ordinary shares subject to RSUs or options exercisable within 60 days of May 9, 2025.

(8)	Consists of 717,107 ordinary shares subject to RSUs or options exercisable within 60 days of May 9, 2025.

(9)	Consists of (i) 1,196,574 ordinary shares held directly by Mr. Avruch, (ii) 321,020 ordinary shares held by Mr. Avruch’s spouse, and (iii) 280,762 ordinary shares subject to RSUs or options granted to Mr. Avruch, which are exercisable within 60 days of May 9, 2025.

(10)	Consists of 131,245 ordinary shares subject to RSUs or options exercisable within 60 days of May 9, 2025.

(11)	Consists of (i) 47,086 ordinary shares and (ii) 280,762 ordinary shares subject to RSUs or options exercisable within 60 days of May 9, 2025.

(12)	Consists of 5,242 ordinary shares subject to RSUs or options exercisable within 60 days of May 9, 2025.

(13)	Consists of 226,444 ordinary shares subject to RSUs or options exercisable within 60 days of May 9, 2025.

(14)	Includes (i) 131,245 ordinary shares subject to RSUs or options exercisable within 60 days of May 9, 2025, (ii) 88,743 ordinary shares held by Healthcare Capital Sponsor LLC (the “Sponsor”), and (iii) 85,000 warrants to purchase ordinary shares held by the Sponsor, exercisable within 60 days of May 9, 2025. David M. Milch is the manager of the Sponsor, and as such has voting and investment discretion with respect to the ordinary shares and warrants held of record by the Sponsor and may be deemed to have beneficial ownership of the ordinary shares and warrants held directly by the Sponsor. However, Dr. Milch disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(15)	Consists of 2,365 ordinary shares held by Nadav Kidron.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during fiscal year ended December 31, 2024 by our five (5) most highly compensated executive officers, see Item 6.B. “Directors, Senior Management and Employees - Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 12, 2025 (the “Annual Report”), a copy of which is available on our website at https://www.alphatau.com/sec-filings.

CORPORATE GOVERNANCE

Overview

Alpha Tau is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Our Articles provide that we may have no fewer than three (3) and no more than eleven (11) directors, as may be fixed from time to time by the Board. Upon the close of the Meeting, and subject to each of Alan Adler’s, S. Morry Blumenfeld’s and Nadav Kidron’s elections, as Class I directors at the Meeting, our Board will consist of eight (8) directors, including Alan Adler, S. Morry Blumenfeld, Nadav Kidron, David Milch, Ruth Alon, Maya Netser, Michael Avruch and Uzi Sofer. Five (5) of our current non-executive directors, Alan Adler, S. Morry Blumenfeld, David Milch, Ruth Alon and Maya Netser, are independent under the Nasdaq corporate governance rules that require, among other things, that a majority of our directors be independent.

According to the terms of the Oramed Purchase Agreement (as defined below), on or before the three-month anniversary of the Closing Date (as defined below), Oramed will have the right to nominate two persons to serve on our Board, subject to certain customary conditions, and we have agreed not to increase the size of the Board above eight members without the prior written consent of Oramed, until such time as (i) Oramed owns less than 10% of our outstanding share capital or (ii) is not our largest shareholder. Mr. Nadav Kidron was selected by Oramed as its nominee and on May 12, 2025, our Board appointed Mr. Kidron as a Class I director. As a member of Class I, Mr. Kidron is up for election at the Meeting, as further described under Proposal 1.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
✔	Emphasize pay-for-performance with annual incentive bonuses being subject to the attainment of objective pre-established performance measures	✔	Cap cash bonus payments and annual equity-based compensation
✔	Set annual incentive targets to our chief executive officer based on objective performance measures	✔	Regularly review the executive compensation and peer group data
✔	Maintain a majority independent Board	✔	Offer equity and cash compensation which we believe appropriately incentivizes our executive officers to deliver both short-term and long-term shareholder value
✔	Maintain entirely independent Board committees

For more information regarding our Board, its committees and our corporate governance practices, see Item 6.C. “Directors, Senior Management and Employees—Board Practices” of our Annual Report.

PROPOSAL 1

RE-ELECTION AND ELECTION OF DIRECTORS

Background

Our Board currently has eight (8) directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Alan Adler, S. Morry Blumenfeld and Nadav Kidron, and their terms will expire at the Meeting;

●	the Class II directors are David Milch and Ruth Alon, and their terms will expire at our annual general meeting of shareholders to be held in 2026; and

●	the Class III directors are Michael Avruch, Maya Netser and Uzi Sofer, and their terms will expire at the meeting of shareholders to be held in 2027.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

On April 24, 2025, we entered into a share purchase agreement (the “Oramed Purchase Agreement”) with Oramed for the sale of 14,110,121 Shares in a registered direct offering (the “Offering”), at a purchase price of $2.612 per share. The closing of the Offering occurred on April 28, 2025 (the “Closing Date”). We received net proceeds of approximately $36.7 million from the Offering, after deducting the estimated offering expenses payable by us.

In addition, pursuant to the terms of the Oramed Purchase Agreement, on or before the three month anniversary of the Closing Date, we granted Oramed the right to nominate two persons to serve as directors on the Company’s Board of Directors, subject to approval by our Nominating and Corporate Governance Committee and other customary conditions. Oramed nominated Nadav Kidron to serve as a director on our Board of Directors and Mr. Kidron was appointed to the Board of Directors on May 12, 2025 by our remaining seven directors in accordance with the Companies Law. In addition, Oramed chose to exercise their right to nominate a second director to our Board of Directors and nominated Mr. Morry Blumenfeld, an existing director of the Company, as their second nominee under the Oramed Purchase Agreement. Both nominees of Oramed remain subject to election by the Company’s shareholders and once exercised, Oramed no longer maintains ongoing rights to nominate any persons to serve on our Board of Directors. a

At the Meeting, shareholders will be asked to re-elect Alan Adler and S. Morry Blumenfeld and to elect Mr. Nadav Kidron.

If re-elected or elected, as applicable, at the Meeting, each of Mr. Adler, Dr. Blumenfeld and Mr. Kidron will serve until the 2028 Meeting, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles and the Companies Law.

In accordance with the Companies Law, each of Mr. Adler, Dr. Blumenfeld and Mr. Kidron has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company, taking into account the size and special needs of the Company.

During 2024, each of the directors standing for re-election at the Meeting attended 100% of our Board meetings.

The nominating and governance committee of our Board recommended that each of Mr. Adler, Dr. Blumenfeld and Mr. Kidron be re-elected or elected, as applicable, at the Meeting as a Class I director for a term to expire at the 2028 Meeting, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles and the Companies Law. Our Board unanimously approved this recommendation.

Biographical information concerning Mr. Adler, Dr. Blumenfeld and Mr. Kidron is set forth below:

Alan Adler has served as a member of our board of directors since 2018. Mr. Adler served as a chairman of the board of directors and chief executive officer of Israeli-based Oridion Systems Ltd, from 2004 until the company was acquired by Medtronic plc, f/k/a Covidien (NYSE: MDT), in 2012. Prior to that, he gained over 14 years of experience as a principal at McKinsey & Company and, afterwards, as a senior partner at Evergreen Venture Partners, an Israeli venture capital group. Mr. Adler currently serves as a member of the board of directors of a number of private technology and life science companies, including Izun Pharmaceuticals Corporation since October 2018, Renalguard Solutions Inc. since March 2017, Scopio Labs Inc. since April 2018, Pardes Institute of Jewish Studies since 2012, and Shalem College since 2013. Mr. Adler holds a B.Sc. in Mathematics from Rensselaer Polytechnic Institute and an MBA with honors from Stanford University. We believe that Mr. Adler’s financial and industry experience qualify him to serve on our board of directors.

S. Morry Blumenfeld, Ph.D. has served as a member of our board of directors since 2016. Dr. Blumenfeld is President and CEO of Quescon Consultants Ltd, a medical device consulting company, as position he has held since 2012. Dr. Blumenfeld is also a Venture Partner for MedTech Investments at OurCrowd and is the Founding Partner of Meditech Advisors LLC, a private equity fund specializing in investments in healthcare and medical device companies. In April 2002, Dr. Blumenfeld retired as Managing Director of GE Medical Systems in Israel after 34 years with the company, where he helped initiate both GE’s CT and MRI business lines as well as the initial use of MR guided Focused Ultrasound, now being used by Insightec. Currently, Dr. Blumenfeld serves on the board of directors of a number of private medical device and technology companies, including Quescon Consultants since 2012 and Momentis since 2016. Dr. Blumenfeld holds a B.A.Sc in Engineering Physics, an M.A. in Molecular Physics and a Ph.D. in Molecular Physics from the University of Toronto. We believe that Dr. Blumenfeld’s industry experience qualifies him to serve on our board of directors.

Mr. Nadav Kidron has served as a member of our board of directors since May 12, 2025. Mr. Kidron was appointed President, Chief Executive Officer and director of Oramed Pharmaceuticals, Inc. (Nasdaq: ORMD) in March 2006, and chairman of the board of directors of Oramed effective as of June 30, 2022. He is also chairman of the board of MDG Real Estate Global, Ltd., director of Israel Advanced Technology Industries organization and until 2016 was a director of Entera Bio Ltd. In 2009, he was a fellow at the Merage Foundation for U.S.-Israel Trade Programs for executives in the life sciences field. From 2003 to 2006, he was the managing director of the Institute of Advanced Jewish Studies at Bar Ilan University. From 2001 to 2003, he was a legal intern at Wine, Mishaiker & Ernstoff Law Offices in Jerusalem, Israel. Mr. Kidron holds an LL.B. and an International MBA from Bar Ilan University, Israel. We believe that Mr. Kidron’s qualifications to serve on our Board include his biotechnology industry experience, his experience in capital markets, as well as his knowledge and familiarity with corporate management.

Proposal

The shareholders are being asked to re-elect each of Alan Adler and S. Morry Blumenfeld, and to elect Nadav Kidron, as Class I directors for a term to expire at the 2028 Meeting, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles and the Companies Law.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-elect each of Alan Adler and S. Morry Blumenfeld, and to elect Nadav Kidron, as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association and the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of Alan Adler and S. Morry Blumenfeld, and election of Nadav Kidron, as a Class I director for a term to expire at the 2028 Meeting.

PROPOSAL 2

Background

On April 24, 2025, we entered into the Oramed Purchase Agreement. Concurrently with the Oramed Purchase Agreement, we also entered into the Strategic Services Agreement, pursuant to which Oramed agreed to provide us with comprehensive strategic Investor Relations and Public Relations management services in territories including the United States, Israel and South Korea.

As consideration for the services under the Strategic Services Agreement, we agreed to pay Oramed a non-refundable fee of $3,000,000, with $500,000 paid upon execution of the Strategic Services Agreement and the remaining $2,500,000 payable in five (5) equal installments every six (6) months following the effective date of the Strategic Services Agreement.

In addition, subject to the approval by our shareholders at the Meeting, we agreed to issue to Oramed warrants to purchase 2,390,000 Shares, each with an exercise price of $3.90 per share and warrants to purchase 847,000 Shares, each with an exercise price of $3.474 per share (the “IR/PR Warrants”). If approved at the Meeting, the IR/PR Warrants will be issued as restricted securities, will be exercisable immediately upon issuance, and will expire on the 2.5 year anniversary of the effective date of the Strategic Services Agreement.

In addition, pursuant to the Strategic Services Agreement, we agreed to register the Shares issuable upon exercise of the IR/PR Warrants for resale by Oramed within 60 days of the effective date of the Strategic Services Agreement and to have such resale registration statement declared effective within 90 days of the effective date of the Strategic Servies Agreement (or in the event of a “full review” by the SEC, 120 days following the effective date of the Strategic Services Agreement).

The term of the Strategic Services Agreement is for three (3) years and neither we nor Oramed may terminate prior to the end of the term except in the event of a material breach (not cured within 10 calendar days from the date the breaching party became aware of such breach) or if the other party has been accused of any crime or impropriety which pertains to activities which are similar in nature to the services to be provided under the Strategic Services Agreement.

IR/PR Discussion and Reasons for Proposal

We believe that Oramed’s extensive expertise in navigating diverse capital markets will be instrumental as we expand our business activities. This includes pursuing four parallel trial approvals in the United States, conducting trials involving multiple internal organs, continuing to expand our manufacturing capacity, and preparing for commercial launch. As such, we believe that Oramed’s experience, resources, and support will help to enhance shareholder value.

In addition, the Company views this proposal as an opportune path for discussion regarding the Company’s investor relations and public relations initiatives and overall strategic vision.

Statutory Background

As a result of the Shares purchased pursuant to the Oramed Purchase Agreement, Oramed holds approximately 16.7% of our issued and outstanding share capital. If issued, the IR/PR Warrants will allow Oramed to acquire an additional 3,237,000 Shares, which, if and when exercised in accordance with their terms, could result in Oramed owning more than 20% of our issued and outstanding share capital. Pursuant to Section 270(5) and Section 274 of the Companies Law, shareholder approval is required in connection with the private placement of 20% or more of the voting rights of a public company when, among other criteria, a new shareholder participates and acquires 5% or more of the voting rights of the company or an existing 5% shareholder participates and increases its voting rights in the company as a result of the private placement. For purposes of Section 270(5) of the Companies Law, convertible securities like the IR/PR Warrants are calculated on an as-exercised basis.

Proposal

The shareholders are being asked to approve the issuance of the IR/PR Warrants.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the issuance of warrants to purchase 2,390,000 Shares, each with an exercise price of $3.90 per share and warrants to purchase 847,000 shares, each with an exercise price of $3.474 per share.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the issuance of a warrant to purchase 2,390,000 Shares with an exercise price of $3.90 per share and a warrant to purchase 847,000 Shares with an exercise price of $3.474 per share.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS

AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2025, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2023	2024
	(in thousands)
Audit Fees(1)	$230	$220
Audit Related Fees(2)	20	-
Tax Fees(3)	16	15
Total	266	235

(1)	“Audit fees” for the years ended December 31, 2024 and 2023 included fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

(2)	“Audit-related fees” for the years ended December 31, 2023 relate to review services associated with a base prospectus and prospectus supplement we filed in April 2023.

(3)	“Tax fees” for the years ended December 31, 2024 and 2023 were related to ongoing tax and grant-related advisory, tax compliance and tax planning services.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

The shareholders are being asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025, and until the Company’s next annual general meeting of shareholders.

PROPOSAL 4

APPROVAL AND RATIFICATION OF AMENDMENT TO COMPANY’S NON-EMPLOYEE
DIRECTOR COMPENSATION PACKAGE (NED COMPENSATION PACKAGE)

Background

In our NED Compensation Package, we strive to offer our Board members strong incentives to remain fully aligned with our growth and mission strategy, while simultaneously maintaining proper and effective corporate governance. As such, we wish to ensure that Board members receive their annual equity grants equitably regardless of when they commence service as a Board member, subject to the approval of our shareholders.

Proposal

The shareholders are being asked to approve and ratify an amendment to the NED Compensation Package such that item 3 of the Section entitled “Equity Awards” thereof shall be deleted in its entirety and replaced with the following:

“The Annual Equity Grant be granted to Board members once a year, at a meeting of the Board during the first fiscal quarter of the year. An Annual Equity Grant in full shall only be awarded to Board members who have served at least 11 months on the Board. In the event a Board member did not serve as a member of the Board for 11 months at such time when the Annual Equity Grant is granted, the Annual Equity Grant to such Board member shall be prorated for the portion of the last twelve months prior to such date of grant of which such Board member actually served on the Board, calculated from the date such Board member was initially appointed or elected (the earlier of the two) (for example, in the case of a Board member who has served for 6 months as of such time, such Board member’s grant will be equal to the total amount of the Annual Equity Grant in full, multiplied by 6/12 or 50%).”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval and ratification of the amendment to the NED Compensation Package as set forth herein.

DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also be available to discuss our audited consolidated financial statements for the fiscal year ended December 31, 2024. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investors” section of our Company’s website at https://www.alphatau.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, on such matters according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investors” section of the Company’s website at https://www.alphatau.com/. Shareholders may obtain a copy of these documents without charge at https://www.alphatau.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors

/s/ Uzi Sofer
Chairperson of the Board of Directors and Chief Executive Officer

Dated: May 13, 2025